SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Greif Brothers Corporation

(Name of Issuer)

Class A

(Title and Class of Securities)

397624107

(CUSIP Number)

Check the following box if a fee is being paid with statement ☐. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

The information on the remainder of this page shall not be deemed to be “filed” for the purpose of Section18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 397624107

13G/A

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Arnhold and S. Bleichroeder Advisers, LLC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐** (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 545,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 545,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,000

10.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%

12.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILING

Cusip 397624107

Schedule 13 G/A (Cont.)

Item 1(a) - Name of Issuer: Greif Brothers Corporation

Item 1(b) - Address of Issuer’s Principal Executive Offices:

425 Winter Rd.

Delaware OH 43105

Item 2(a) - Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC

Item 2(b) - Address of Principal Business Office: 1345 Ave of Americas

New York, NY 10105

Item 2(c) - Citizenship: Delaware, USA (Place of Organization)

Item 2(d) - Title of Class of Securities: Class A

Item 2(e) - Cusip Number: 397624107

Item 3 - This statement is being filed pursuant to Rule 13d-1(b). The person filing is an:

(e)-Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4(a) 0

Item 4(b) - Percent of Class: 5.16%

Item 4(c) - Number of Shares to which A & SB has:

(i)-sole power to vote or to direct the vote:	-545,000-
(ii)-shared power to vote or to direct the vote:	-0-
(iii)-sole power to dispose or to direct the disposition of:	-545,000-
(iv)-shared power to dispose or to direct the disposition of:	-0-

Item 5 - Ownership of Five Percent or Less of a Class: N/A

Item 6 - Ownership of More than Five percent on Behalf of Another Person: N/A

Cusip 397624107

Schedule G (Cont.)

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

                on By the Parent Holding Company:

Not Applicable

Item 8 - Identification and Classification of Members of the Group:

Arnhold and S. Bleichroeder Advisers, LLC.

Item 9 - Notice of Dissolution of Group:

Not Applicable

Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2004

ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

By:	/s/ Robert Bruno

Robert Bruno Senior Vice President, Compliance